UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of New Chief Technology Officer

Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that Dr. Bill Huang has tendered his resignation as chief technology officer of the Company due to personal reasons, and that Mr. Daniel Kao has been appointed as the new chief technology officer, effective April 15, 2019. Mr. Daniel Kao has over 20 years of experience with leading e-commerce and internet companies in the United States and China, and he served as the chief technology officer of the Company from June 2012 to October 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ Donghao Yang
Name:	:	Donghao Yang
Title:	:	Chief Financial Officer

Date: April 15, 2019